Exhibit 107
Calculation of Filing Fee Table
SC TO-I
(Form Type)

BlackRock Private Credit Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$82,847,647.68(1)	0.00013810	$11,441.26(2)
Fees Previously Paid	—		—
Total Transaction Value	$82,847,647.68(1)
Total Fees Due for Filing			$11,441.26(2)
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$11,441.26(2)

(1)	Calculated as the aggregate maximum purchase price based upon the net asset value per share as of March 31, 2026 of $23.52 and the offer to purchase up to 3,522,434 shares.

(2)
Calculated at $138.10 per $1,000,000 of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2026.